SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 3 May 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ X ]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: /s/ David C. Forward

Name: David C Forward
Title: Assistant Secretary

Date: 3 May 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of April 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

Recent Announcements to The London Stock Exchange:

DATE	DETAILS
29.4.05	Notification of Franklin Resources (Templeton) Interest falling below 3%
27.4.05	Director appointment (John Allan)
26.4.05	GridAmerica to cease operations
19.4.05	Quest Operation
11.4.05	Directors Interests - Share Incentive Plan - monthly update
8.4.05	Notification of Capital Group's interest reduced to 7.98%

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of April 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

8th April 2005
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------------------------

NGT yesterday received a notification from The Capital Group Companies, Inc., that its notifiable interest was 7.98% (246,659,294 shares) at 5 April 2005.

National Grid Transco plc (NGT)
Monday 11 April 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
---------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 66,036 NGT ordinary shares under the scheme was confirmed by the Trustee on Friday 8th April, the shares having been purchased in the market on 7th April, at a price of 503.5 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	25	630,238
Roger Urwin	25	1,375,826

National Grid Transco plc (NGT)
19 April 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 26,604 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

26 April 2005

GridAmerica to cease operations

National Grid USA and GridAmerica participants, FirstEnergy and Northern Indiana Public Service Company, today jointly announce that all three companies have agreed to cease GridAmerica operations effective 1 November 2005 utilising a similar contractual provision that the other GridAmerica participant, Ameren, exercised earlier this month.

GridAmerica, a subsidiary of National Grid Transco (NGT), is an independent transmission company operating within the footprint of the Midwest Independent Transmission System Operator, or Midwest ISO.

NGT is pleased with the performance of GridAmerica over the past 18 months and will be looking to reapply the skills and knowledge brought to its participation in GridAmerica as it seeks to develop interests in North America.

Contacts

National Grid Transco

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle		+44 (0)7973 611888(m)

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of 4 of its UK gas distribution network and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections filed with its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

27 April 2005

NATIONAL GRID TRANSCO BOARD APPOINTMENT

National Grid Transco plc today announces that John Allan will join its Board as a Non-executive Director, with effect from 1 May 2005.

He is currently Chief Executive of Exel plc (previously Ocean Group plc), having been appointed in September 1994. He is also a Non-executive Director of PHS Group plc. John started his career in marketing with Lever Brothers, moving to Bristol-Myers and then Fine Fare. He joined BET plc in 1985 and was appointed to the Board in 1987. He is a member of the CBI's Presidents' Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John is Chairman of the Freight Transport Association and Vice Chairman of Freight Forwarding International.

Commenting on the appointment, Sir John Parker, Chairman of National Grid Transco, said: "We welcome John to the Board. His extensive business experience and knowledge of international markets will complement the strengths of our team of Directors, making him a valuable addition to the Board."

Contacts

National Grid Transco

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

29th April 2005
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
-----------------------------------------------------------------------------

NGT today received a notification from Franklin Resources, Inc. that, together with affiliates, including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc., it had a notifiable interest in 2.99% of NGT ordinary shares (92,414,591 shares) at 28 April 2005 (having formerly notified a 3.02% interest in January 2004).